COMMENTS RECEIVED ON APRIL 22, 2024

FROM DAN GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-278304 and 811-21991)

Strategic Advisers Large Cap Fund, Strategic Advisers Small-Mid Cap Fund, Strategic Advisers U.S. Total Stock Fund

N-14 FILED ON MARCH 28, 2024

N-14 Proxy Statement and Prospectus

C:

The Staff noted to go effective under Rule 488, the filing needs to be substantial complete.  Since we incorporate by reference the Prospectus of the acquiring fund (Strategic Advisers U.S. Total Stock Fund) which in itself is not effective or substantially complete based on missing information (i.e. fee tables, sub-advisor information, etc…), how can the N-14 be substantially complete under Rule 488?

R:

We believe the N-14 filing is substantially complete. The N-14 includes all required prospectus disclosures for the Acquiring Fund (i.e. fee table (see “Annual Fund Operating Expenses”), sub-adviser information (see “Management of the Funds”) and principal investment strategies (see “How do the funds’ investment objectives, strategies, policies, and limitations compare?”). In addition, the Registrant has also included Appendix A in the N-14, which includes additional prospectus disclosure for the Acquiring Fund.  The N-14 registration statement/proxy will not be mailed to shareholders prior to the SEC effectiveness of the Acquiring Fund’s registration statement filing. As a result, we believe the preliminary proxy filing is substantially complete and in compliance with Forms N-1A and N-14.